05013159

NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

SEC Division of Corp. Fin. Office of Int'l Corp. Fin.
Room 3045 (Stop 3-4)
450 Fifth Street
Washington, DC 20549
USA

November 14, 2005

SUPPL

SEC MAIL PROCESSING RECEIVED DEC 07 2005 WASH, D.C. 185 SECTION

Re: NABI North American Bus Industries Rt.
Rule 12g3-2(b) Exemption
File No.: 082-04925
CIK:0001079925

To Whom it May Concern

Find attached NABI Rt.'s Q3 2005 interim report and latest news release.

Sincerely,

Andras Bodor
Corporate Affairs Director

Attachment:
NABI Rt. news release and Q3 2005 quarterly report

PROCESSED
DEC 12 2005
THOMSON
FINANCIAL

Q3 2005

NABI

INTERIM REPORT

Q3 2005

November 11, 2005

NABI Rt. (Machinery)
Újszász utca 45, Budapest 1165 Hungary
Tel:+36.1.401.7100, Fax:+36.1.407.2931, E-mail: corporate.office@nabi.hu
Contact person: Andras Bodor, Corporate Affairs Director

Summary

During the third quarter of 2005, major elements of the restructuring of the Group's activities were concluded as efforts continued to focus on creating a sound financial platform for the remaining operations. Negotiations continued with the Group's Financiers regarding an appropriate financial structure for the remaining business in order to meet the needs of the various parties.

In July, the Kaposvar CompoBus® plant in Hungary was ceased and the final bus shell delivered to the US operations. The significant losses incurred by the Group in delivering the technologically advanced buses have now ended, and the Plant mothballed until it is sold.

On July 28th, the Group completed the sale of its UK subsidiary Optare Holdings, Ltd. for a net consideration of US$13.3 million, and in addition, the new owners assumed the UK debt of US$7.6 million. Whilst a further US$4.6 million write off was required to the carrying value of this asset, the proceeds were used to repay a significant part of the Group's debt.

As a result of these restructuring efforts, debt has been reduced by US$24 million to US$82 while maintaining an adequate level of cashflow for the business to operate.

The sale of Optare Holdings affects the Group's third quarter and future reported results; however, in the tables attached, comparisons are available for the continuing operations.

In the first three quarters of 2005, the Group sold 700 vehicles compared to 879 in the same period of 2004. Bus sales revenues totaled US$192.5 million compared to US$227.4 million, sales of aftermarket parts and services were up 7.5% to US$51.2 million compared to the same period of 2004. These figures include both the continuing and the discontinued operation.

The effect of the restructuring initiatives implemented over the last 12 months is beginning to impact positively on margins as can be seen in the analysis under item 4.2 of this report. Gross margin in Q3 at 10.17% was significantly ahead of the quarterly results achieved in the last two years. An Operating Profit before restructuring costs of US$0.56 million was delivered in the third quarter demonstrating the progress being made by the underlying business.

A net loss for the Group in Q3 of US$7.46 million resulted after taking one off charges of US$7.12 million relating to restructuring, and for the nine months ending September 30th, 2005, the Group reported a net loss of US$18.7 million after a charge of US$12.1 million.

Foothill Transit in California, USA ordered 42 CNG 40-LFW transit buses in the period, a contract worth approximately US$15 million. The buses will be delivered in the 4th quarter of 2006. Mesa's Regional Public Transportation Authority in Arizona, USA ordered 10 60-BRT articulated buses with a total contract value of approximately US$7 million. Delivery of these vehicles will be in mid 2006. However, the recently announced order from Mesa for 28 40-LFW buses was subsequently cancelled.

In September, NABI showcased its new, articulated hybrid-electric bus, the 60-BRT at APTA's International Public Transportation Expo in Dallas, Texas (USA). The bus have been designed specifically for dedicated busways or airports, and incorporates 5 entrance- exit doorways and an advanced propulsion system, responding to a growing demand for high-capacity, fuel-efficient BRT vehicles from many US cities. The CNG version of the 60-BRT has recently been introduced in the US public transportation, and began their operation on the Metro Orange Line, a bus rapid transit (BRT) system in Los Angeles. So far NABI has received a total of 222 firm orders for this product in addition to an option for further 400.

For the US market, new legislation was enacted to guarantee federal funding for transportation projects. On August 10, 2005, President Bush signed the Safe, Accountable, Flexible, and Efficient Transportation Equity Act - A Legacy for Users (SAFETEA-LU), providing $286.4 billion in guaranteed funding for federal surface transportation programs through FY 2009, including $52.6 billion for public transportation projects - a 46% increase over transit funding guaranteed in TEA 21, the US market's previous funding legislation. This legislation is expected to positively affect public procurements and generate more funding, thus higher demand, on NABI's main market.

Pursuant to resolution no. 31/2005 (V.27.) of the General Meeting, the Court registered the capital decrease of NABI Rt. on August 15, 2005. The Company's registered capital of HUF 4,624,600,000 was decreased by HUF 4,106,644,800 to HUF 517,955,200 by way of reduction of the nominal value of the shares from HUF 1000 to HUF 112. This resulted in changes in the Group's shareholders' equity.

There were important changes in NABI's shareholder structure in the period. The Company's largest shareholder, the First Hungary Fund Ltd. ("FHF") is winding up its operation, and has begun the in specie distribution of its NABI shares among FHF shareholders. FHF held 2,500,000 (or 54.06% of) NABI shares as of August 31, 2005 which has decreased to 1,708,172 (or 36,94%) by September 30, 2005. The distribution process is ongoing and the decrease in FHF shareholding is continuous.

Although in previous years NABI's quarterly financial statements were prepared in accordance with US GAAP, pursuant to requirements under Hungarian law, the financial statements in this report are prepared in accordance with International Financial Reporting Standards (IFRSs). Reconciliations of all material differences arising from the conversion of the statements from US GAAP to IFRSs are included in this report.

This interim report contains information about the performance of the NABI Rt. ("NABI", "the Company", or "the Group"), and its 100 percent owned subsidiaries "NABI Inc." during the nine months ended September 30, 2005 and "Optare Holdings LTD." ("Optare") figures for the period of January to July, 2005 as a discontinued operation item since NABI Inc. sold Optare on July 28, 2005.

Declaration

The financial information contained in this flash report is based upon IFRSs and contains data and statements regarding the reporting period that are correct and reflect the true situation to the best knowledge of the management. All facts known to date that may have a significant bearing on the position of the Group and known to management have been included in this report. Forecasted future events can be influenced by unforeseeable risks.

November 11, 2005

András Rácz
Chief Executive Officer

1. Sales and Order Backlog

1.1 Bus deliveries

During the first three quarters of 2005, the NABI Group sold 700 vehicles compared to 879 vehicles in the same period of 2004. Unit sales reduced in the U.S. compared to last year, which resulted in a US$38.0 million decrease in revenue. Although Optare was sold at the end of July 2005, they sold only 18 vehicles less in the first seven months of 2005 than the first nine months of 2004.

Vehicle sales revenue in the first three quarters of 2005 was US$192.5 million (including Optare and deferred revenue) or 78.9 percent of total revenue in the period, compared to vehicle sales of US$227.4 million achieved in same period of 2004. The UK vehicle sales revenue in the January-July period of 2005 was higher by US$3.0 million compared to the January-September period of 2004. This decrease in the revenue is attributable to the decrease in US vehicle sales.

Vehicle sales revenue in the first three quarters of 2005 of the continuing operations was US$138.1 million (including deferred revenue) or 77.4 percent of total revenue in the period, compared to vehicle sales of US$176.1 million achieved in the same period of 2004. The reasons are explained in the previous paragraph.

Number of Buses Sold				
Market	**Bus type**	**Sep' 30, 2005**	**Sep' 30, 2004**	**Sep' 30, 2003**
USA	35-45-foot (heavy-duty)	209	342	379
	60-foot articulated (heavy-duty)	86	101	23
	30-foot (medium duty)	0	0	38
	40/45-foot CompoBus®	46	58	25
USA MARKET TOTAL:		**341**	**501**	**465**
HU MARKET TOTAL:	Single deck over 7.5t	**9**	**10**	**8**
CONTINUING OPERATION TOTAL:		**350**	**511**	**473**
Optare (1)		**350**	**368**	**345**
GRAND TOTAL		**700**	**879**	**818**

(1) In 2005 Optare's numbers include the first seven month

On July 28, 2005, the NABI Group sold its UK subsidiary—Optare Holdings, Ltd. The above table contains Optare bus sales performance figures for the period of January to July, 2005 as a separate item.

1.2 Sales of aftermarket parts and services

US$51.2 million consolidated sales of aftermarket parts and services (including Optare) were achieved in the three quarters of 2005, an increase of 7.5 percent on the US$47.6 million achieved in the same period of 2004, although Optare was sold at the end of July.

US$39.9 million sales of aftermarket parts and services were achieved in the first three quarters of 2005 of the continuing operations, an increase of 11.0 percent on the US$35.9 million achieved in the same period of 2004.

1.3 Bus order backlog

The consolidated bus order and option backlog of the Group at the end September 2005 contained 1,113 buses with a total value of approximately US$526 million. The number of firm orders for the US market was 473 with a value of approximately US$200 million.

2. Unaudited financial statements – in accordance with IFRS

PK3.

Consolidated Balance Sheets as at September 30, 2005 and December 31, 2004 (unaudited)

Figures in US$ thousands	Sep 30, 2005	Sep 30 2005 /December 31, 2004	December 31, 2004
Cash and cash equivalents	24,357	101.7%	23,956
Receivables	34,838	54.9%	63,508
Inventories	50,996	64.1%	79,586
Prepaid expenses and others	1,607	40.6%	3,958
Total current assets	**111,798**	**65.4%**	**171,008**
Intangible assets	1,228	42.0%	2,923
Property and equipment, net	31,079	61.3%	50,728
Goodwill	0	0.0%	1,504
Deferred debt issue cost	0	0.0%	2,381
Deferred income taxes	2,528	116.6%	2,169
Others	61	49.2%	124
Total Non-Current assets	**34,896**	**58.3%**	**59,830**
Total assets	**146,694**	**63.5%**	**230,837**
Short-term debt	81,642	77.2%	105,814
Accounts payable	48,089	62.8%	76,609
Warranties	25,183	92.8%	27,147
Accrued and other liabilities	7,703	59.6%	12,926
Total current liabilities	**162,617**	**73.1%**	**222,496**
Long-term notes and capital lease obligations, net of debt discount	4	1.7%	240
Obligations under residual value guarantees	2,960	101.9%	2,904
Deferred revenue	1,771	60.6%	2,923
Deferred income taxes	432	15.5%	2,782
Total non-current liabilities	**5,167**	**58.4%**	**8,849**
Share capital	6	0.0%	25,474
Additional paid in capital	1,930	6.9%	28,027
Accumulated income	(23,062)	41.8%	(55,155)
Accumulated other comprehensive income	35	3.1%	1,147
Total shareholders' equity	**(21,091)**	**4155.9%**	**(507)**
Total liabilities and shareholders' equity	**146,694**	**63.5%**	**230,838**

Movements in Consolidated Shareholder's Equity for the nine months ended Sep 30, 2004 (unaudited)

Figures in US$ thousands	Jan 1, 2004	Net income for the period	Foreign currency translation adjustment	Issuance of warrants	Sep 30, 2004
Share capital	25,474	0	0	0	25,474
Additional paid in capital	25,612	0	0	2,415	28,027
Retained earnings	10,637	(11,209)	0	0	(572)
Accumulated other comprehensive income	283	0	(102)	0	181
SHAREHOLDERS' EQUITY	**62,006**	**(11,209)**	**(102)**	**2,415**	**53,110**

Movements in Consolidated Shareholder's Equity for the nine months ended Sep 30, 2005 (unaudited)

Figures in US$ thousands	Jan 1, 2005	Net income for the period	Foreign currency translation adjustment	Capital Decrease (*)	Sep 30, 2005
Share capital	25,474	0	0	(25,468)	6
Additional paid in capital	22,771	0	0	(20,704)	2,067
Retained earnings	(50,558)	(18,676)	0	46,172	(23,062)
Accumulated other comprehensive income	1,147	0	(1,112)	0	35
SHAREHOLDERS' EQUITY	**(1,166)**	**(18,676)**	**(1,112)**	**0**	**(20,955)**

* The face value of NABI Rt shares decreased to HUF 112 from HUF 1.000

Proforma Consolidated Revenue for the nine months ended Sep 30, 2005 and 2004

Figures in US$ thousands	Sep 30, 2005	Sep 30, 2005 / Sep 30, 2004 (%)	Sep 30, 2004
Bus sales (incl. defered revenue)	192,493	84,6 %	227,439
Parts sales	51,195	107,5 %	47,631
Other sales	362	71,3 %	508
Total revenue:	**244,050**	**88,6 %**	**275,578**

NABI Rt. (Machinery)
Újszász utca 45, Budapest 1165 Hungary
Tel:+36.1.401.7100, Fax:+36.1.407.2931, E-mail: corporate.office@nabi.hu
Contact person: Andras Bodor, Corporate Affairs Director

PK4. Consolidated Statements of Income and Comprehensive Income for the nine months ended September 30, 2005 and 2004 (unaudited)

Figures in US$ thousands, except where otherwise indicated	Sep 30, 2005	2005/2004 %	Sep 30, 2004
Continuing operations			
Net sales	177,155	83.80%	211,396
Deferred revenue	1,153	99.99%	1,153
TOTAL REVENUE	**178,308**	**83.89%**	**212,549**
Cost of Sales	(165,416)	80.74%	(204,870)
GROSS PROFIT BEFORE CAMPAIGN WARRANTY PROVISIONS	**12,891**	**167.87%**	**7,679**
Gross margin before campaign warranty provisions (%)	*7.23*		*3.61*
Campaign warranty provisions	(3,000)	227.10%	(1,321)
GROSS PROFIT AFTER CAMPAIGN WARRANTY PROVISIONS	**9,891**	**155.57%**	**6,358**
Gross margin after campaign warranty provisions (%)	*5.55*		*2.99*
Selling, General & Administrative Expenses	(15,245)	79.76%	(19,113)
OPERATING LOSS BEFORE RESTRUCTURING EXPENSES	**(5,353)**	**41.97%**	**(12,755)**
Operating margin before restructuring expenses (%)	*(3.00)*		*(6.00)*
Restructuring expenses (2)	(7,527)	313.64%	(2,400)
OPERATING LOSS AFTER RESTRUCTURING EXPENSES	**(12,881)**	**84.99%**	**(15,155)**
Operating margin after restructuring expenses (%)	*(7.22)*		*(7.13)*
Impairment of Goodwill	(1,504)	n.a.	0
Other Impairment Charge (Sale of Optare)	(3,089)	n.a.	0
Other income / (Expense) net	2,289	37.78%	6,060
Amortization of debt discount	0	0.00%	(811)
Amortization of deferred debt issue cost	0	0.00%	(416)
Interest income	211	314.93%	67
Interest expense	(6,003)	185.79%	(3,231)
LOSS BEFORE INCOME TAX	**(20,978)**	**155.55%**	**(13,486)**
Income tax (expense) / benefit	811	35.04%	2,314
NET LOSS from continuing operations	**(20,167)**	**180.51%**	**(11,172)**
Net margin (%)	*(11.31)*		*(5.26)*
Discontinued operations			
NET INCOME/(LOSS) for the period from discontinued operations	**1,491**		**(37)**
NET LOSS	**(18,676)**		**(11,209)**
Net margin (%)	*(8.79)*		*(5.27)*
Currency translation adjustment (loss) / gain	(1,112)	1091.99%	(102)
Comprehensive loss	**(19,788)**	**174.95%**	**(11,311)**
E.O.P. Number of shares (HUF112 and HUF1,000 per share)	4,624,600	100.00%	4,624,600
Loss Per share	**(4.04)**	**166.62%**	**(2.42)**
Weighted average number of shares outstanding: diluted	4,624,600	100.00%	4,624,600
Diluted loss per share	**(4.04)**	**166.62%**	**(2.42)**
HUF/USD árfolyam az időszak utolsó napján	207,56		200,52
USD/GBP árfolyam az időszak utolsó napján	1,7745		1,7994

(1) the calculation of fully diluted earnings per share includes 0 and 0 options in first three quarters of 2005 and 2004, respectively, for which the exercise prices were equal to or below the average market price of NABI shares on the Budapest Stock Exchange during the period.

(2) The total amount of restructuring expenses in the first three quarters of 2004 was $4,715 thousand from which

PK5.

Consolidated Statements of Cash Flows for the nine months ended on Sep 30, 2005 and 2004 (unaudited)

Figures in US$ thousands	Sep 30, 2005	Sep 30, 2004
Net loss	**(18,676)**	**(11,209)**
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	5,175	5,758
Amortization of deferred revenue	(1,153)	(1,153)
Amortization of debt discount	0	811
Amortization of deferred debt issuance cost	0	420
Warranties	365	1,665
Deferred income tax provision	(1,747)	(438)
Deferred debt issuance cost	0	(2,369)
Issuance of warrants	0	2,415
Impairment of sale of Optare	3,089	0
Impairment of goodwill	1,504	0
Unrealized forward exchange (gain)/loss	0	1,382
Changes in assets and liabilities:		
Accounts receivable, net	21,425	9,086
Inventories	8,226	(2,666)
Prepaid expenses and others	750	(326)
Accounts payable	(12,858)	21,415
Accrued liabilities and others	498	(6,563)
Increase in obligations under residual value guarantees	56	56
Increase in deferred revenue	(0)	(0)
Other assets / (liabilities)	(41)	5
Net cash provided by / (used in) operating activities	**6,613**	**18,288**
Cash-flows from investing activities:		
Purchase of property and equipment	(89)	(2,683)
Sale or (purchase) of business, net of cash	13,849	0
Net cash used in investing activities	**13,760**	**(2,683)**
Cash flows from financing activities:		
Net cash Provided by / (used in) financing activities	**(19,380)**	**(16,397)**
Effect of foreign exchange rates on cash	437	(125)
Net increase / (Decrease) in cash and cash equivalents	**1,430**	**(916)**
Cash & cash equivalents, beginning of period w/o overdraft	22,928	10,442
Cash & cash equivalents, end of period w/o overdraft	24,357	9,426
Overdraft, beginning of period	1,028	10,621
Overdraft, end of period	0	1,163
Net cash Provided by / (used in) overdraft	(1,028)	(9,458)
Reconciliation to BS		
Cash & cash equivalents, beginning of period	23,956	21,063
Cash & cash equivalents, end of period	24,357	10,690

NABI Rt. (Machinery)
Újszász utca 45, Budapest 1165 Hungary
Tel:+36.1.401.7100, Fax:+36.1.407.2931, E-mail: corporate.office@nabi.hu
Contact person: Andras Bodor, Corporate Affairs Director

Consolidated Statements of Income and Comprehensive Income for the three months periods ended ended Mar 31, Jun 30, and Sep 30, 2005 (unaudited)

Figures in US$ thousands, except where otherwise indicated	Mar 31, 2005	June 30, 2005	Sep 30, 2005(*)
Continuing operations			
Net sales	61,549	63,868	51,737
Deferred revenue	384	385	384
TOTAL REVENUE	**61,933**	**64,253**	**52,122**
Cost of Sales	(58,797)	(59,799)	(46,820)
GROSS PROFIT BEFORE CAMPAIGN WARRANTY PROVISIONS	**3,136**	**4,454**	**5,302**
Gross margin before campaign warranty provisions (%)	*5.06*	*6.93*	*10.17*
Campaign warranty provisions	0	(3,000)	0
GROSS PROFIT AFTER CAMPAIGN WARRANTY PROVISIONS	**3,136**	**1,454**	**5,302**
Gross margin after campaign warranty provisions (%)	*5.06*	*2.26*	*10.17*
Selling, General & Administrative Expenses	(4,743)	(5,757)	(4,744)
OPERATING INCOME/(LOSS) BEFORE RESTRUCTURING EXPENSES	**(1,607)**	**(4,303)**	**557**
Operating margin before restructuring expenses (%)	*(0.90)*	*(2.41)*	*0.31*
Restructuring expenses	(1,900)	(3,100)	(2,527)
OPERATING LOSS AFTER RESTRUCTURING EXPENSES	**(3,507)**	**(7,403)**	**(1,970)**
Operating margin after restructuring expenses (%)	*(5.66)*	*(11.52)*	*(3.78)*
Impairment of Goodwill	0	0	(1,504)
Other Impairment Charge (Sale of Optare)	0	0	(3,089)
Other income / (Expense) net	973	864	452
Amortization of debt discount	0	0	0
Amortization of deferred debt issue cost	0	0	0
Interest income	57	75	79
Interest expense	(1,851)	(2,062)	(2,090)
LOSS BEFORE INCOME TAX	**(4,329)**	**(8,527)**	**(8,122)**
Income tax (expense) / benefit	243	124	444
NET LOSS from continuing operations	**(4,086)**	**(8,403)**	**(7,678)**
Net margin (%)	*(2.29)*	*(4.71)*	*(4.31)*
Discontinued operations			
NET INCOME/(LOSS) for the period from discontinued operations	**599**	**677**	**215**
NET LOSS	**(3,487)**	**(7,726)**	**(7,463)**
Net margin (%)	*(1.64)*	*(3.64)*	*(3.51)*
Currency translation adjustment (loss) / gain	(129)	(870)	(113)
Comprehensive loss	**(3,616)**	**(8,596)**	**(7,576)**
E.O.P. Number of shares (HUF 112 per share in September and 1,000 per share)	4,624,600	4,624,600	4,624,600
Loss Per share	**(0.75)**	**(1.67)**	**(1.61)**
Weighted average number of shares outstanding: diluted	4,624,600	4,624,600	4,624,600
Diluted loss per share	**(0.75)**	**(1.67)**	**(1.61)**

* Including Optare by July 31, 2005

NABI Rt. (Machinery)
Újszász utca 45, Budapest 1165 Hungary
Tel:+36.1.401.7100, Fax:+36.1.407.2931, E-mail: corporate.office@nabi.hu
Contact person: Andras Bodor, Corporate Affairs Director

Consolidated Statements of Income and Comprehensive Income for the three months periods ended ended Mar 31, Jun 30, and Sep 30, 2004 (unaudited)

Figures in US$ thousands, except where otherwise indicated	Mar 31, 2004	June 30, 2004	Sep 30, 2004
Continuing operations			
Net sales	75,868	68,215	67,312
Deferred revenue	384	385	384
TOTAL REVENUE	**76,252**	**68,600**	**67,696**
Cost of Sales	(71,594)	(65,599)	(67,677)
GROSS PROFIT BEFORE CAMPAIGN WARRANTY PROVISIONS	**4,658**	**3,002**	**19**
Gross margin before campaign warranty provisions (%)	*6.11*	*4.38*	*0.03*
Campaign warranty provisions	0	(321)	(1,000)
GROSS PROFIT AFTER CAMPAIGN WARRANTY PROVISIONS	**4,658**	**2,681**	**(981)**
Gross margin after campaign warranty provisions (%)	*6.11*	*3.91*	*(1.45)*
Selling, General & Administrative Expenses	(5,636)	(6,473)	(7,004)
OPERATING LOSS BEFORE RESTRUCTURING EXPENSES	**(978)**	**(3,792)**	**(7,985)**
Operating margin before restructuring expenses (%)	*(0.55)*	*(2.13)*	*(4.48)*
Restructuring expenses	(1,100)	(358)	(942)
OPERATING LOSS AFTER RESTRUCTURING EXPENSES	**(2,078)**	**(4,150)**	**(8,927)**
Operating margin after restructuring expenses (%)	*(2.72)*	*(6.05)*	*(13.19)*
Impairment of Goodwill	0	0	0
Other Impairment Charge (Sale of Optare)	0	0	0
Other income / (Expense) net	3,231	698	2,131
Amortization of debt discount	(231)	(231)	(349)
Amortization of deferred debt issue cost	(22)	(169)	(225)
Interest income	22	21	24
Interest expense	(950)	(1,096)	(1,186)
LOSS BEFORE INCOME TAX	**(28)**	**(4,927)**	**(8,532)**
Income tax (expense) / benefit	(139)	1,013	1,440
NET LOSS from continuing operations	**(167)**	**(3,914)**	**(7,091)**
Net margin (%)	*(0.09)*	*(2.20)*	*(3.98)*
Discontinued operations			
NET INCOME/(LOSS) for the period from discontinued operations	**(150)**	**(58)**	**171**
NET LOSS	**(317)**	**(3,972)**	**(6,920)**
Net margin (%)	*(0.15)*	*(1.87)*	*(3.26)*
Currency translation adjustment (loss) / gain	9	(111)	0
Comprehensive loss	**(307)**	**(4,083)**	**(6,920)**
E.O.P. Number of shares (HUF 1,000 per share)	4,624,600	4,624,600	4,624,600
Loss Per share	**(0.07)**	**(0.86)**	**(1.50)**
Weighted average number of shares outstanding: diluted	4,624,600	4,624,600	4,624,600
Diluted loss per share	**(0.07)**	**(0.86)**	**(1.50)**

3. Notes to the consolidated interim financial report

3.1 General Information

NABI Bus Industries Rt. ("NABI Rt." on a stand-alone basis and together with its subsidiary, "the Group" or "NABI") is a company domiciled in the Republic of Hungary. The consolidated interim financial report of NABI for the quarter ended September 30, 2005 comprises NABI Rt. and its US subsidiary (continuing operation) as well as the discontinued UK operation (Optare) up to July 28, 2005.

NABI is primarily a designer, manufacturer, assembler and marketer of urban transit buses for sale in the U.S. and Europe. The Group also manufactures and purchases bus parts for sale in the U.S. and Hungary for its own buses and for buses of other manufacturers. The Group's manufacturing and assembly activities take place in Hungary and in the U.S (Anniston, Alabama).

The accompanying consolidated interim financial report of NABI as of and for the quarters ended September 30, 2005 and 2004 consist of the accounts of NABI Rt. consolidated with the following subsidiaries:

	% held as of	
	September 30, 2005	**December 31, 2004**
Subsidiary		
North American Bus Industries, Inc.	100%	100%
Optare Holdings Ltd.	0%	100%

The predecessor of NABI Rt. (NABI Kft.) was established in 1992 by the First Hungary Fund Ltd., a closed equity fund registered in the Channel Islands. NABI Kft. was transformed into an Rt. (company limited by shares) and its shares were listed on the Budapest Stock Exchange on August 1, 1997. In February 2000, North American Bus Industries, Inc. ("NABI Inc.") acquired Optare Holdings Ltd. of Leeds, United Kingdom ("Optare"). On July 28, 2005, the NABI Group sold its UK subsidiary—Optare Holdings, Ltd. As of September 30, 2005, 37% (December 31, 2004: 54%) of NABI Rt.'s share capital was owned by the First Hungary Fund Ltd.; the remainder of the shares is publicly traded.

Basis of preparation

The consolidated interim financial report has been prepared in accordance with International Financial Reporting Standards (IFRSs) and its interpretations adopted by the International Accounting Standards Board (IASB), IAS 34 Interim Financial Reporting has been applied.

The financial statements are presented in US dollars (US$), rounded to the nearest thousand. They are prepared on the historical cost basis except for the revaluation of certain assets.

The preparation of financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgments made by management in the application of IFRSs that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed below.

IFRS 5 requires an entity to disclose a single amount on the face of the income statement for discontinued operations with an analysis in the notes or in a section of the income statement separate form continuing operations. The presentation requirements for assets (or disposal groups) classified as held for sale at the end of the reporting period do not apply retrospectively. The comparative balance sheets for any previous periods are therefore not re-presented.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of NABI Rt. and entities controlled by NABI Rt. (its subsidiaries) as of the reporting date of each financial statement. Control is achieved where NABI Rt. has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The consolidated financial statements include the accounts of NABI Rt., its wholly owned subsidiary North American Bus Industries, Inc. ("NABI, Inc.") and the wholly owned subsidiary of NABI Inc., Optare Holdings Limited ("Optare"). All significant intercompany accounts and transactions are eliminated on consolidation. Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by the Group.

Foreign currency

The Group's presentation currency (the currency in which the financial statements are presented) is the U.S. Dollar ("US$"). NABI Rt.'s and NABI Inc.'s functional currency is the US$ which management believes to reflect the primary economic environment in which the entities operate and expend cash. NABI Rt. maintains its books in Hungarian Forint. Hungarian Forint and other foreign currency transactions are recorded, on initial recognition in US$, by applying to the Hungarian Forint (or another foreign currency) amount the spot exchange rate between the US$ and the Hungarian Forint (or another foreign currency) at the date of the transaction. At each balance sheet date:
(1) monetary assets and liabilities that are denominated in Hungarian Forint (or another foreign currency) are translated into US$ at the closing foreign exchange rates prevailing at the balance sheet date;
(2) non-monetary assets and liabilities, principally inventories, prepaid expenses, plant, property and equipment, share capital, and any revenue and expenses related to these items, that are measured in terms of historical cost in Hungarian Forint (or another foreign currency) are translated into US$ using the exchange rate at the date of the transaction; and
(3) non-monetary assets and liabilities that are measured at fair value in Hungarian Forint (or another foreign currency) are translated into US$ using the exchange rates at the date when the fair value was determined.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss (through other income / (expense)) in the period in which they arise.

When a gain or loss on a non-monetary item (e.g. the changes in fair value) is recognized directly in equity, any exchange component of that gain or loss is recognized directly in equity. Conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss is recognized in profit or loss.

Optare's functional currency is the British Pound ("GBP"). On consolidation, the assets and liabilities of Optare are translated into US$ at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period unless exchange rates fluctuate significantly. Cumulative foreign currency translation gains or losses are recorded as a separate component of shareholder's equity in the consolidated balance sheet.

Forward exchange contracts are carried at fair value, which is their quoted market price at the balance sheet date. Such contracts do not qualify for hedge accounting and are accounted for as trading instruments.

3.2 Conversion of US GAAP reports to IFRS

Conversion of Consolidated US GAAP Balance Sheet as at Sep 30, 2004 to IFRS (unaudited)

	Notes	Sep 30, 2004 USGAAP	IFRS adjustments	Sep 30, 2004 IFRS
Cash and cash equivalents		10,690		10,690
Receivables		49,014		49,014
Inventories		101,077		101,077
Deferred income taxes	a	8,854	(8,854)	0
Prepaid expenses and others		5,391		5,391
Total current assets		**175,026**	**(8,854)**	**166,172**
Intangible assets	b	0	3,880	3,880
Property and equipment, net		55,382		55,382
Goodwill	c	18,728	(2,024)	16,704
Deferred debt issue cost		2,132		2,132
Deferred income taxes	a	3,558	8,857	12,415
Others		127		127
Total NON-Current assets		**79,927**	**10,713**	**90,640**
Total assets		**254,953**	**1,859**	**256,812**
Short-term debt		105,751		105,751
Accounts payable		64,401		64,401
Warranties		19,588		19,588
Accrued and other liabilities		4,931		4,931
Deferred income taxes	a	150	(150)	0
Total current liabilities		**194,821**	**(150)**	**194,671**
Long-term notes and capital lease obligations, net of debt discount		243		243
Obligations under residual value guarantees	d	3,046	(161)	2,886
Deferred revenue	d	3,154	154	3,308
Deferred income taxes	a	1,667	949	2,616
Total non-current liabilities		**8,110**	**942**	**9,052**
Share capital		25,474		25,474
Additional paid in capital		28,027		28,027
Accumulated income	e	(1,888)	1,317	(571)
Accumulated other comprehensive income	f	409	(251)	158
Total shareholders' equity		**52,022**	**1,067**	**53,089**
Total liabilities and shareholders' equity		**254,953**	**1,859**	**256,812**

NABI Rt. (Machinery)
Újszász utca 45, Budapest 1165 Hungary
Tel:+36.1.401.7100, Fax:+36.1.407.2931, E-mail: corporate.office@nabi.hu
Contact person: Andras Bodor, Corporate Affairs Director

Conversion of Consolidated Statements of US GAAP Income and Comprehensive Income to IFRS for the nine months period ended Sep 30, 2004 (unaudited)

Figures in US$ thousands, except where otherwise indicated	Notes	Sep 30, 2004 USGAAP	IFRS adjustments	Sep 30, 2004 IFRS
Net sales		274,425		274,425
Deferred revenue	d	1,099	54	1,153
TOTAL REVENUE		**275,524**	**54**	**275,578**
Cost of Sales		(260,821)		(260,821)
GROSS PROFIT		**14,703**	54	**14,757**
Gross margin (%)		*5.34*		*5.35*
Selling, General & Administrative Expenses	b	(29,668)	(138)	(29,806)
Operating income		**(14,965)**	**(84)**	**(15,049)**
Operating margin (%)		*(5.43)*		*(5.46)*
Other income / (Expense) net		6,141		6,141
Amortization of debt discount		(811)		(811)
Amortization of deferred debt issue cost		(420)		(420)
Interest income		67		67
Interest expense	d	(3,529)	(54)	(3,583)
INCOME BEFORE INCOME TAX		**(13,517)**	**(139)**	**(13,656)**
Income tax (expense) / benefit	a	2,388	59	2,447
NET INCOME		**(11,129)**	**(80)**	**(11,209)**
Net margin (%)		*(4.04)*		*(4.07)*
Currency translation adjustment (loss) / gain	f	(137)	35	(102)
Comprehensive income		**(11,266)**	**(45)**	**(11,311)**
E.O.P. Number of shares (HUF 1,000 per share)		4,624,600		4,624,600
Earnings/(Loss) Per share		**(2.41)**		**(2.42)**
Weighted average number of shares outstanding: diluted		4,624,600		4,624,600
Diluted earnings/loss) per share		**(2.41)**		**(2.42)**

Conversion of Consolidated Statements of US GAAP Income and Comprehensive Income to IFRS for the three months period ended Sep 30, 2004 (unaudited)

Figures in US$ thousands, except where otherwise indicated	Notes	Sep 30, 2004 USGAAP	IFRS adjustments	Sep 30, 2004 IFRS
Net sales		90,006		90,006
Deferred revenue	d	366	18	384
TOTAL REVENUE		**90,372**	**18**	**90,390**
Cost of Sales		(88,289)		(88,289)
GROSS PROFIT		**2,083**	18	**2,101**
Gross margin (%)		*2.30*		*2.32*
Selling, General & Administrative Expenses	b	(10,272)	(457)	(10,729)
Operating income		**(8,189)**	**(439)**	**(8,628)**
Operating margin (%)		*(2.97)*		*(3.13)*
Other income / (Expense) net		2,162		2,162
Amortization of debt discount		(349)		(349)
Amortization of deferred debt issue cost		(229)		(229)
Interest income		24		24
Interest expense	d	(1,298)	(18)	(1,316)
INCOME BEFORE INCOME TAX		**(7,879)**	**(458)**	**(8,337)**
Income tax (expense) / benefit	a	1,331	85	1,416
NET INCOME		**(6,548)**	**(372)**	**(6,920)**
Net margin (%)		*(2.38)*		*(2.51)*
Currency translation adjustment (loss) / gain	f	(18)	(93)	(111)
Comprehensive income		**(6,566)**	**(465)**	**(7,031)**
E.O.P. Number of shares (HUF 1,000 per share)		4,624,600		4,624,600
Earnings/(Loss) Per share		**(1.42)**		**(1.50)**
Weighted average number of shares outstanding: diluted		4,624,600		4,624,600
Diluted earnings/loss) per share		**(1.42)**		**(1.50)**

a) Under IFRSs, NABI does not classify deferred tax assets (liabilities) as current assets (liabilities).
   i. Under IFRSs, the following items increase deferred income tax liability:
      1. capitalization of development costs of Optare (note b)
      2. capitalization of development costs of NABI Rt. (note b)

b) At the date of transition to IFRSs, the opening IFRS balance sheet excludes all research and development costs that do not meet the criteria for recognition under IAS 38 Furthermore, it includes all intangible assets that meet the recognition criteria in IAS 38 at that date, except for intangible assets acquired in a business combination that were not recognized in NABI's consolidated balance sheet under US GAAP and also

would not qualify for recognition under IAS 38 in the separate balance sheet of the acquiree. Under USGAAP no development costs were capitalized, and as a result of the Group applying IFRSs capitalized development cost of US$3,997 were recognized as of Jan 1, 2004.

In accordance with the accounting policy, expenditures on development activities were capitalized only if the resulting product or process was deemed technically and commercially feasible and the Group had sufficient resources to complete development. The above balance represents the amortized cost of intangible assets.

c) In February 9, 2000, NABI, Inc., the subsidiary of NABI Rt., acquired 100% of the stock of Optare Holdings Ltd. for a consideration of US$28.373 million, including expenses of US$2.389 million. The acquisition was accounted for using the purchase method of accounting. Goodwill arising on the acquisition was US$19.093 million, which was amortized using the straight-line method over 20 years. Amortization, under US GAAP, ceased effective January 1, 2002 when the carrying amount of goodwill was US$18.728 million. As of January 1, 2004, under US GAAP, the value of goodwill was still US$18.728 million, as the impairment tests conducted under US GAAP from January 1, 2002 to January 1, 2004 did not indicate that any impairment existed. In accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards, the Group has elected not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before January 1, 2004, the date of transition to IFRSs, and has not elected to apply IAS 21 The Effects of Changes in Foreign Exchange Rates retrospectively to fair value adjustments and goodwill arising in business combinations that occurred before the date of transition to IFRSs. Since IAS 38 Intangible Assets requires development costs that meet the recognition criteria of the standard to be capitalized, and such costs were not capitalized under US GAAP but were expensed as incurred, the capitalized development costs that Optare would have included in its standalone IFRS balance sheet as of the date of the acquisition by NABI, has been deducted from the amount of goodwill arising on acquisition as such development costs represented an intangible asset that was subsumed in recognized goodwill under US GAAP. As of January 1, 2004, the date of transition to IFRSs, the carrying amount of goodwill has been adjusted to reflect the recognition of capitalized development costs of Optare. Other than capitalized development costs, all the assets and liabilities of Optare were identified as of the date of acquisition, and no further modification of the carrying amount of goodwill as of January 1, 2004 was necessary.

d) In accordance with the Group's IFRS accounting policy - in case of buses sold to customers on terms which include an option for the customer to sell, under certain conditions, the buses back to the Group at a future date – deferred revenue equals the difference between the initial sales price and the net present value of the future repurchase obligation. Since, under US GAAP, residual value obligations were presented at their future value and remained the same throughout the life of the obligations, as of the date of transition to IFRSs, the carrying amount of deferred revenues and obligations under residual value guarantees had to be changed to comply with the requirement of IFRSs to present provisions at their present values if the effect of the time value of money is material. Under IFRSs, residual value obligations are amortized, and the increase in the balance of such obligations from period to period is charged to interest expense. The balance of residual value guarantees under IFRSs decreased by US$215,000 as of January 1, 2004 and by US$142,000 as of December 31, 2004 as compared to the previous US GAAP values. The balance of deferred revenue increased by US$ 208,000 as of January 1, 2004 and by US$136,000 as of December 31, 2004 due to the transition to IFRSs. As of the date of transition to IFRSs, accumulated income increased by $9,000 to reflect the net difference between US GAAP and IFRS amortization of deferred revenue and residual value obligations. In the year ended December 31, 2004, the net effect of the different amortization of deferred revenue

and residual value obligations under US GAAP and IFRSs on net income amounted to US$ 3,000.

e) The adjustment to accumulated comprehensive income is attributable to the development cost capitalization at Optare.

4. Financial Review

PK2. Companies under consolidation

Name	Issued Capital	Ownership	Voting	Category
North American Bus Industries Inc.	US$ 41.0 million	100%	100%	Fully owned

PK6. Significant off-balance-sheet liabilities (US$ thousands)

Description	Total amounts Committed	Amount of Commitment Expiration Per period: Less than 1 year	1-3 years	3-5 years	After 5 years
Performance bonds	22,918	9,319	13,599	-	-
Total commitments	**22,918**	**9,319**	**13,599**	**-**	**-**

NABI has terminated of the exclusivity regarding the composite bus manufacturing, therefore the Company does not expect to book royalty after September 30, 2005.

PK1.	IFRS disclosures
Audited	no
Consolidated	yes
Accounting policy	IFRS

4.1 Total Revenue

Net sales of buses and spare parts were US$244.0 million (including US$0.4 million other sales) in the first three quarters of 2005, a 11.4 percent decrease over the same period of 2004. The reasons behind this decreased performance are detailed in section 1.1 of this report.

Vehicle sales amounted to US$191.3 million (excluding deferred revenue) of which US$135.4 million was derived from the United States market, US$54.4 million from the UK market (January-July period), and US$1.6 from the Hungarian market. The year-on-year 15.4% decrease is primarily due to lower sales volume in US market.

Spare parts and aftermarket services revenue was US$51.2 million during the first nine months of 2005, a 7.5 percent increase over the comparable period of 2004.

Total revenue in the first nine months of 2005 and 2004 includes deferred revenue related to deliveries of 30LFN buses in 2001 on which revenue is being recognized over several years. Deferred revenue recognized in the first three quarters of 2005 and 2004 was US$1.2 million for both periods.

Net sales of buses and spare parts of the continuing operations were US$178.3 million (including US$0.4 million other sales) in the first three quarters of 2005, a 16.1 percent decrease over the same period of 2004. The reasons behind this decreased performance are detailed in section 1.1 of this report.

Vehicle sales amounted to US$136.9 million of the continuing operations (excluding deferred revenue) of which US$1.6 was derived from the Hungarian market. The year-on-year 21.9% decrease is explained above.

Spare parts and aftermarket services revenue of the continuing operations was US$39.9 million during the first nine months of 2005, a 11.0 percent increase over the comparable period of 2004.

4.2 Cost of Sales and Gross Profit

Cost of sales in the first three quarters of 2005 decreased by 13.8 percent to US$224.8 million from US$260.8 million for the same period of 2004.

Primary reasons for the decrease relate to the lower sales volume and prior provisions made as of the end of last year.

Gross profit for the first nine months of 2005 was US$19.3 million, resulting in an increase of 30.6 percent or approximately US$4.5 million compared to a gross profit of US$14.8 million in the same period of 2004. This is mainly due to the facts that parts division sales and UK bus sales (although Optare was sold in July 28, 2005) represented a higher proportion of total sales in the current period than in the same period last year, and that sales of BRT buses represented higher sales price and gross profit. During the first three quarters of 2005, the Company made a provision for certain camping warranties totaling $US 3.0 million, which had a negative impact on gross profit.

Cost of sales in the first three quarters of 2005 of the continuing operations decreased by 19.3 percent to US$165.4 million from US$204.9 million for the same period of 2004. The reasons of this decrease are explained above.

Gross profit for the first nine months of 2005 of the continuing operations was US$9.9 million, resulting in an increase of 55.6 percent or approximately US$3.5 million compared to a gross profit of US$6.4 million in the same period of 2004. This increase mainly attributable to the BRT buses that represented higher sales price and gross profit.

4.3 Operating Loss

SGA expenses for the first three quarters of 2005 increased by US$0.1 million to US$29.9 million compared to the same period of 2004, an increase of 0.5 percent. This increase is mainly attributable to the consulting and legal expenses related to the restructuring. Costs related to the restructuring of the Group's finances in the first three quarters amounted to US$7.5 million. As part of the restructuring, NABI entered into consulting contracts in connection with services provided by three of its former and actual board members. Also, NABI entered into contracts with two law firms whose partners are members of NABI Rt.'s Supervisory Board. In the first three quarters of 2005, the Group received invoices from these related parties totaling US$0.9 million of which outstanding invoices totaled US$0 as of September 30, 2005.

The Group recorded an operating loss of US$10.7 million in the first nine months of 2005 compared to an operating loss of US$15.0 million in the same period of 2004. The lower operating loss is attributable to the increase in gross profit, as explained in the previous point.

SGA expenses for the first three quarters of 2005 of the continuing operations increased by US$1.3 million to US$22.8 million compared to the same period of 2004, an increase of 5.9 percent. This increase is mainly attributable to the consulting and legal expenses related to the restructuring and explained in the previous paragraphs.

The Group recorded an operating loss of the continuing operations of US$12.9 million in the first nine months of 2005 compared to an operating loss of US$15.2 million in the same period of 2004. The lower operating loss is attributable to the increase in gross profit and explained

in the previous paragraphs. Without the restructuring expenses, there is significant improvement in the SGA resulted by the closure of Kaposvar, headcount reductions and other cost saving measures.

4.4 Amortization of deferred debt issuance cost and debt discount

Since NABI adopted IAS 32 and IAS 39 on January 1, 2005, deferred debt issuance cost and debt discount amortizations were eliminated. Under IFRS, amortization of loans is charged to interest expense.

4.5 Other Income (Expense), Net

Other expense was US$2.2 million for the first three quarters of 2005, compared with US$6.1 million for the same period in 2004. As mentioned earlier, on July 28, 2005, NABI Group sold its UK subsidiary—Optare Holdings Ltd. As a result of this transaction, NABI realized US$1.5 impairment of Goodwill and US$3.1 million loss on sales. No open forward contracts were outstanding at the end of the third quarter of 2005, because the Group is limited in its ability to enter into new forward contracts as a result of changes in the Company's financial agreements, which were signed in April 2004. In the first nine months of 2004, NABI earned US$2.2 million of realized and unrealized gains on forward currency contracts.

4.6 Earnings Before Interest, Tax, Depreciation and Amortization

As a result of the restructuring charges, the campaign warranty provided, loss on sale of Optare and the lack of forward contracts, the consolidated EBITDA of the Group was a negative US$5.8 million for the first three quarters of 2005. Consolidated EBITDA was a negative US$4.4 million in the same period in 2004.

4.7 Loss Before Income Tax

The loss before income tax was US$19.0 million for the nine months ended September 30, 2005 compared with the US$13.7 million in 2004.

The loss before income tax of the continuing operations was US$21.0 million for the nine months ended September 30, 2005 compared with the US$13.5 million in 2004.

4.8 Net Loss

The Group reported a net loss of US$18.7 million for the nine months ended September 30, 2005 compared to a net loss of US$11.2 million in the same period of 2004. NABI substantially has abandoned the recognition of the deferred tax assets as a result of the future uncertainty of these assets.

The Group reported a net loss of US$20.2 million of the continuing operations for the nine months ended September 30, 2005 compared to a net loss of US$11.2 million in the same period of 2004.

4.9 Changes in Balance Sheets Items

4.9.1 Cash and cash equivalents

Cash and cash equivalents increased by US$0.4 million to US$24.4 million compared to their balance as of December 31, 2004.

4.9.2 Receivables

Receivables decreased 45.1 percent to US$34.9 million as of September 30, 2005 compared to US$63.5 million as of December 31, 2004. This significant decrease is mainly attributable to the sale of Optare on of July 28, 2005; therefore, the Balance Sheet as of September 30, 2005 did not include the Balance Sheet of Optare.

4.9.3 Inventories

Inventories decreased by US$28.6 million, or 35.9 percent from December 31, 2004 to September 30, 2005 mainly as result of the sale of Optare described above and the suspension of operations at NABI's Kaposvar facility.

4.9.4 Deferred income taxes

Deferred income taxes increased by US$0.3 million to US$2.5 million from US$2.2 million.

4.9.5 Prepaid expenses

Prepayments and other assets amounted to US$1.6 million as of September 30, 2005, a decrease of 59.4 percent compared to December 31, 2004. This decrease is mainly due to the lack of unrealized gain on forward contracts at the end of September 2005.

4.9.6 Property and equipment, net

Property and equipment amounted to US$31.1 million as of September 30, 2005, a decrease of 38.7 percent compared to December 31, 2004, mainly as result of the sale of Optare described above.

4.9.7 Intangible assets

Under US GAAP no development costs were capitalized. As a result of the Group having applied IAS 38, capitalized development cost of US$4.0 million were recognized as of Jan 1, 2004. Intangible assets amounted to US$1.3 million as of September 30, 2005, a decrease of 58.0 percent compared to December 31, 2004, mainly as result of the sale of Optare described above.

4.9.8 Deferred debt issue cost

Deferred debt issue cost was US$0 million as of September 30, 2005, US$2.4 million less than as of December 31, 2004. The decrease is due to the fact that the Group adopted IAS 32 and IAS 39 on January 1, 2005 and deferred debt issue costs were derecognized as of that date. As described in the previous interim report, the relevant amount of issue costs were deducted from the fair value of the liability and equity components of financial instruments and have been amortized through interest expense according to the effective interest method.

4.9.9 Short-term debt

Short-term net debt was US$81.6 million as of September 30, 2005, a decrease of US$24.2 million compared to the balance of short-term debt as of December 31, 2004 mainly due to (i) the repayment of US$3.0 million short-term debt according to the facility agreement in the third quarter of 2005, (ii) the Optare sale proceed of US$13.5 million, and (iii) the amount of debt sold with Optare. The application of IAS 32 and IAS 39 (applying the net present value) as of January 1, 2005 also decreased the net of short-term debt. On April 21, 2004, the Group entered into a Restructuring Facility Agreement and an Amended and Restated Note and Warrant Purchase Agreement as part of restructuring its financing. Optare also signed a Facility Agreement with its bank on May 21, 2004. The details of these agreements have been described in earlier annual and interim reports. As of September 30, 2004, December 31, 2004 and March 31, 2005, the Group did not meet certain quarterly covenant tests set forth in its financial agreements. In accordance with US GAAP and IFRSs, the Company has reclassified its long-term debt as short-term.

On May 26, 2005, the Group entered into a Master Support Agreement (MSA), which incorporated a Term Sheet (TS) (together the „Agreements") with the majority of the lenders to NABI Rt. and NABI, Inc. (collectively the "Financiers").

The Agreements stipulate that the Group will continue to pursue its restructuring efforts with a view to reducing debt as soon as practicable and ensuring the ongoing long term commercial trading operations of the group companies.

The Agreements also oblige the Group to continue its efforts to dispose of assets and businesses.

The Agreements provide for a restructuring of the Group's debt, debt for equity conversions, conditional waivers of all defaults under the prior financing agreements and the future trading relationship between the group companies. The Agreements set out certain milestones, which if not achieved, and certain events, the occurrence of which, will lead to the termination of the Agreements.

Contingent on the timing and structure of the disposal of assets and businesses, the Agreements envisage that the Financiers may obtain ownership interests effectively through debt to equity conversions in NABI Rt. and NABI, Inc. Should such debt to equity conversions materialize, NABI Rt. would be free of any indebtedness, but will maintain a guarantee for repayment of up to US$ 5 million of the debt of NABI, Inc., secured by a lien on all real estate assets of NABI Rt.

Should such debt to equity conversion materialize, the amended indebtedness of NABI Inc., as the sole borrower following the completion of the restructuring (the Remaining Debt), would consist of three tranches. Term A secured debt of US$ 30 million maturing in 2010 with annual installments commencing in 2006 at an interest rate of LIBOR plus 800 bps or a fixed rate of 12%. Term B secured debt of US$ 15 million repayable in one installment in 2012 with an interest rate of 15% which compounds and is payable only at maturity. Term C unsecured subordinated debt of US$ 15 million (or US$ 18 million if the debt to equity conversion should happen prior to September 30, 2005) repayable in one installment in 2013 with an interest rate of 16% which compounds and is payable at maturity. Interest in connection with Term B and Term C debt is reduced on any principal balance which is repaid within 2 years. Any net proceeds generated from sales of assets and businesses will be used to reduce the Remaining Debt. The exact method of the implementation of the restructuring is contingent on a number of factors. The Group will announce further details of the implementation in due course.

In return for the conversion of debt, the Group intends to issue new shares to the Financiers pro rata to their outstanding indebtedness at December 31, 2004 due from group companies equivalent up to 33% of the aggregate of all shares in issue. As part of the restructuring, all outstanding warrants will be cancelled. In addition, the Financiers will convert debt to equity of NABI Inc. corresponding to a 90% equity interest in NABI Inc.

It is envisaged that the Financiers will have the right to nominate board members in NABI Rt. commensurate with the ownership of equity, and all but one director of NABI Inc., which will be appointed by NABI Rt.

4.9.10 Accounts payable

Accounts payable decreased by 37.2 percent since December 31, 2004, from US$76.6 million to US$48.1 million, mainly as a result of the sale of Optare described above.

4.9.11 Warranty provisions

Warranty provisions increased by 7.2 percent to US$25.2 million as of September 30, 2005 compared to US$27.1 million as of December 31, 2004; as net effect of the sale of Optare described above, and the US$3.0 million of additional warranty reserves made to cover warranty repair campaigns on certain buses sold in earlier years.

4.9.12 Accrued and other liabilities

Accrued and other liabilities were US$7.7 million at the end of third quarter in 2005, compared to the US$12.9 million by the end of 2004, mainly as a result of sale of Optare described above.

4.9.13 Long-term notes and capital lease obligations

Long-term notes and capital lease obligations amounted to US$0.04 million as of September 30, 2005 and US$0.2 as of December 31, 2004. The small amount is attributable to the fact that all long-term notes and loans were classified as short-term due to the reasons outlined with regard to short-term debt.

4.9.14 Obligations under residual value guarantees

Obligations under residual value guarantees increased by 1,9% reflecting the adjustment to the present value of the obligations during the period ended September 30, 2005. These relate to 76 buses sold with an option for the customer, subject to certain conditions, to oblige the Group to repurchase the buses, which have been accounted for as an operating lease.

4.9.15 Deferred revenue

Deferred revenue decreased by US$1.2 million reflecting the recognition of the same amount, which is amortized under deferred revenue in the income statement for the period ended June 30, 2005.

4.9.16 Accumulated loss

Accumulated loss was US$23.1 million as of September 30, 2005, compared to the accumulated loss of US$55.2 million as of December 31, 2004, which represents a decrease of US$32.1 million in accumulated loss. This decrease is mainly attributable to the capital decrease of NABI Rt. The face value of NABI Rt.'s shares decreased to HUF112 from HUF1.000 that resulted US$46.2 million reclassification from share capital and APIC to accumulated loss. The net effect of the net loss of US$18.7 million generated by the Group during the period and the US$4.5 million downward adjustment of the accumulated loss as of January 1, 2005 due to the application IAS 32 and 39 as of the same date as described above increased the accumulated loss during the reporting period.

4.9.17 Related party transactions

As part of the restructuring, NABI entered into consulting contracts in connection with services provided by three of its former and actual board members. Also, NABI entered into contracts with two law firms whose partners serve as members of NABI Rt.'s Supervisory Board. In the first three quarters of 2005, the Group received invoices from these related parties totaling US$0.9 million of which outstanding invoices totaled US$0 as of September 30, 2005.

5. Shareholder Structure

RS1. Ownership structure, Ratio of Holdings and Votes (1)

Type	January 1, 2005		September 30, 2005	
	%	Shares	%	Shares
Domestic institutions	13.01	601,619	5.30	245,021
Foreign institutions	56.51	2,613,209	57.64	2,665,838
Domestic & Foreign individuals (2)	0.00	0	31.22	1,443,719
Domestic depositaries, brokers	24.61	1,138,115	0.68	31,346
Foreign depositaries, brokers	5.60	259,186	4.90	226,723
Government related	0.01	971	0.00	0
Employees, senior officers	0.25	11,500	0.26	11,953
Other (3,4)	0.00	0	0.00	0
TOTAL:	**100.00**	**4,624,600**	**100.00**	**4,624,600**

Notes: *(1) Voting percentages are the same as ownership ratios*
(2) The apparent increase in the number of individual shareholders in the period – compared to previous periods – can be attributed to changes in the policy of the administration of the Register of Shares, which resulted in a more accurate identification method of the shareholders. In earlier reports, most individual shareholders and institutions were registered under the names of the brokers and depositories they had been keeping their accounts with.
(3) None of the shares of the company are held by international development institutions
(4) No treasury shares
(5) All issued shares are listed on the stock exchange

RS2. Neither the Company nor its subsidiaries have owned any NABI Rt. shares.

RS3. Shareholders owning more than 5% of all outstanding and listed shares

Name	Origin	Activity	Quantity	Ownership ratio	Note
The First Hungary Fund	Foreign	Institutional	1,708,172	36.94%	Financial inv'
Morgan Stanley & Co. Inc.	Foreign	Institutional	312,404	6.09%	Depositary

Note: *Voting percentages are the same as ownership ratios*

6. The Group's Structure and Operation

TSZ2. Employee headcount

	Sept' 30, 2004	Dec' 31, 2004	January 1, 2005	March 31, 2005	June 30, 2005	Sept' 30, 2005
NABI Rt.	838	735	735	666	444	**386**
NABI Inc.	655	622	622	516	494	**469**
Optare Holdings Ltd.	485	498	498	524	545	**N/A**
TOTAL:	**1,978**	**1,855**	**1,855**	**1,706**	**1,483**	**855**

TSZ3. Senior officers, strategic employees

Name	Position	Beginning of mandate	End of mandate	Share ownership
Russell Richardson	Chairman of the BoD	April 27, 2000	May 31, 2008	0
András Rácz	Member of the BoD, NABI Rt. CEO	1992	May 31, 2008	11,500
László Szamosi	Independent member of the BoD	June 1, 2005	May 31, 2008	0
Zoltán Tóth *	Independent member of the BoD	June 1, 2005	July 11, 2005	0
Dr. Zsolt Ősi	Chairman of the Supervisory Board	June 1, 2005	May 31, 2008	0
Dr. Gabriella Kicska	Member of the Supervisory Board	June 1, 2005	May 31, 2008	0
Lajos Kenyeres	Member of the Supervisory Board	April 27, 2000	May 31, 2008	0
Peter Horvath	NABI Rt. Chief Financial Officer	1995	indefinite	0
Total shareholding				11,500

** Mr. Tóth resigned from the Board on July 11, 2005*

7. Other Items

7.1 Changes after the period

The Budapest Stock Exchange automatically reclassified NABI shares to category "B" effective November 1, 2005 as a result of NABI's noncompliance with the market capitalization requirement set for category "A".

The First Hungary Fund Ltd.'s shareholding in NABI Rt. has been further reduced to 28,593% as of October 19, 2005.

7.2 Outstanding warrants and management options of NABI Rt.

Number of warrants / options	Exercise price	Deadline to exercise
330,258 (warrant)	HUF 5,446	December 30, 2006
23,000 (m' option)	HUF 4,618	March 27, 2006
137,400 (m' option)	HUF 3,812	March 22, 2007
20,000 (m' option)	HUF 3,890	April 15, 2007
1,713,753 (warrant)	HUF 1,087	December 30, 2006

7.2 News Releases of NABI Rt. (ST1.)

Date	Subject
July 11	NABI Rt's member of the board has resigned
July 13	H1 2005 bus sales performance of the NABI group
July 25	NABI receives two orders for 80 low-floor buses
July 29	NABI sells Optare Holdings to Management Team
August 22	NABI Rt.'s capital decrease registered
August 24	NABI Rt.'s dematerialized share replacement
August 25	NABI Rt.'s dematerialized share replacement - correction
September 13	FHF distributes its NABI shares
September 22	Decrease in FHF shareholding
September 29	Interest of Morgan Stanley & Co. Incorporated in NABI Rt.
September 30	NABI debuts its new hybrid-electric 60-BRT
October 6	Q3 2005 bus sales performance of the NABI Group
October 6	Decrease in FHF shareholding
October 12	Decrease in FHF shareholding
November 2	NABI buses in Los Angeles public transport

News releases were published on www.nabi.hu, www.bet.hu and in Magyar Tőkepiac.

NABI BUS INDUSTRIES RT.

2. November 2005

NABI buses in Los Angeles public transport

NABI's thirty high capacity articulated buses made their ceremonial debut on October 29, 2005 on the newly opened Los Angeles County Metropolitan Transportation Authority (Metro) Orange Line, a bus rapid transit (BRT) system in Los Angeles. Operating on a 14-mile dedicated busway between Warner Center and North Hollywood, NABI buses are expected to carry 22,000 average weekday boarding passengers by 2020. The newly launched 60-BRT buses cost USD 633 thousand (HUF 126.6 million) each, and the total value of the contract is USD 18.9 million (HUF 3.798 billion). An additional contingent of 170 buses will be delivered until June 2006.



The buses boasting a long list of innovative features and comfort functions were manufactured in compliance with the "Buy America" *requirements, in* NABI's plants located at Matyasfold, Hungary and in Anniston, Alabama, USA. With expected consolidated revenues of USD 320 million for 2005 NABI is one of the most significant players in the Hungarian automotive industry.

At the launching ceremony of the Metro Orange Line, András Rácz, CEO of NABI Rt. *said* "It is a *great pleasure for us to* deliver *buses* which represent state-of-the-art technology in public transport to the world's most demanding USA market, to the full satisfaction of the customer. These deliveries provide a secure income and yield for NABI, which has recently completed an intense cost cutting and restructuring program."

John Catoe, Deputy CEO of Metro, the transit agency operating the buses added: "Built by NABI, the compressed natural gas (CNG) vehicle is the most technologically advanced transit vehicle ever to *be placed* into *service* in Los Angeles County, and, indeed, the entire USA. It has been our aim, which NABI's engineers understood very well, to create buses with aerodynamic styling, attractive exterior and interior design, passenger information displays and several further technological innovations, which will attract new riders to public transport."

This latest business success will further improve NABI's well-established, long-term relationship with Metro, which is currently operating 875 40-foot low-floor NABI buses, 100 45-foot CompoBusesR and now 30 articulated buses in its fleet of 1,970 CNG buses.

Currently NABI's order book contains 222 firm orders in addition to an option for further four *hundred* 60-BRT *buses*, which has effected a considerable improvement to the structure of the company's optional stock of 640 vehicles. The changes in the order book structure have resulted in another favourable development for the company. The obligation to deliver former optional orders,

which in the meantime became disadvantageous due to worsening foreign exchange rates, have expired.

It may generate further significant demand for NABI's products that President Bush signed a new legislation on
August 10, 2005, providing guaranteed funding for federal surface transportation programs through 2009. The USD 286.4 billon, which includes USD 52.6 billion for public transportation projects, represents a 46% increase over transit funding guaranteed in TEA 21, the US market's previous funding legislation.

Background information

Articulated buses have not been used in Los Angeles for more than 20 years. Operators of the Metro Orange Line specifically wanted NABI engineers to create buses which combine the advantages of trains and transit buses and whose design and appearance suggests rapidity thus attracting new passengers into metropolitan public transport. As a result of the articulated design the new streamlined buses are larger and of higher capacity than any former vehicles. Engineers used noise attenuation materials to decrease the interior and exterior noise.

The bus utilizes the industry's first engine built from the ground up to operate on CNG. Most existing CNG engines are adaptations of diesel engines. The Cummins 320-horsepower CNG engine provides 1,000 foot-pounds of torque, making it 25 percent more powerful than a typical bus engine. The articulated bus, which houses 12 CNG fuel tanks, is the first CNG fuelled vehicle with a full 400-mile range.

To meet increasing demand for environmentally-friendly vehicles, NABI now offers a diesel hybrid-electric version of the 60-BRT, with two doors on the left side for easier passenger boarding and alighting.

Further information:

About NABI: András Bodor, Corporate Affairs Officer
Phone: +361-401-7100 Fax: +361-407-2931
E-mail: bodor.andras@nabi.hu

About LA Orange Line: Dave Sotero/Marc Littman e-mail: mediarelations@metro.net

Detailed information about Orange Line is available on http://www.mta.net/projects_programs/orangeline/images/ol_interactive.htm

About the 60-BRT: www.nabi.hu/en/products_innovation/index_35LFW.php